October 23, 2007

Securities and Exchange Commission

Division of Corporation finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

Re:	Clayton Acquisition Corporation
Amendment No. 4 to Registration Statement
on Form S-4 Filed on October 23, 2007
(the “Registration Statement”)
File No. 333- 142822

Dear Ms. Hardy:

On behalf of Clayton Acquisition Corporation (the “Company”), Esmark Incorporated and Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh”), we are informing the Staff that in response to the Staff’s questions regarding the application of the tender offer rules to the “Put Rights” described in the Registration Statement, the parties have amended the Agreement and Plan of Merger and Combination (the “Agreement”) referenced in the Registration Statement so that the revised structure complies with the safe harbor of Situation B in Release No. 14699 (April 24, 1978), Interpretation Concerning the Application of Tender Offer Provisions to Certain Cash Option Mergers (the “Release”). The Company has filed the Registration Statement with changes to reflect the revised structure of the transaction.

The Agreement, as amended October 22, 2007, adjusts the timing of the Put Rights and Purchase Rights so that the deadline to elect these rights occurs at least five days prior to the date of the special meeting of the Wheeling-Pittsburgh stockholders rather than on the date of the meeting, and the deadline to exercise these rights occurs on the day prior to the date of the special meeting rather than ten days after the effective date of the combination. The Purchase Rights Cap and the Put Rights Cap have not been altered. The parties have informed us that the revised structure does not have any impact on the assumptions behind the pro formas.

Thank you very much for your prompt attention to this matter. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 202-851-1716 or Scott E. Westwood at 412-667-7989.

Sincerely,

/s/ David H. Pankey
David H. Pankey